UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by China Cord Blood Corporation (the “Company”) to the Securities and Exchange Commission on November 20, 2017 containing the financial results for the three and six months ended September 30, 2017 of the Company, amends the Original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements and the applicable interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements in XBRL (eXtensible business reporting language), and to provide for the incorporation by reference described below. No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-213730 and No. 333-183143) of the Company.

This Amendment contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Amendment is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Amendment is filed, and the Company does not intend to update any of the forward-looking statements after the date this Amendment is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Amendment are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; the proposed transactions between an affiliate of Golden Meditech Holdings Limited (“Golden Meditech”) and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership); and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2017 of the Company.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,	September 30,
	Note	2017	2017	2017
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		3,510,264	3,927,280	590,276
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; September 30, 2017: RMB56,829 (US$8,541))		112,533	111,697	16,789
Inventories		30,987	38,756	5,825
Prepayments and other receivables - Third parties		17,524	22,576	3,394
Prepayments and other receivables - Related parties		—	2,284	343
Total current assets		3,671,308	4,102,593	616,627

Property, plant and equipment, net	3	551,434	541,612	81,405
Non-current deposits - Third parties		237,487	236,903	35,607
Non-current deposits - Related party		—	8,500	1,278
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; September 30, 2017: RMB68,696 (US$10,325))		135,148	123,421	18,550
Inventories		68,775	69,843	10,497
Intangible assets, net		106,686	104,376	15,688
Available-for-sale equity securities		200,790	163,038	24,505
Other investment		189,129	189,129	28,426
Deferred tax assets		22,155	25,772	3,874
Total assets		5,182,912	5,565,187	836,457

LIABILITIES

Current liabilities
Convertible notes, net	4	1,031,154	—	—
Accounts payable		11,060	13,125	1,973
Accrued expenses and other payables		65,162	92,238	13,864
Deferred revenue		323,690	374,912	56,350
Amount due to a related party		4,679	10,428	1,567
Income tax payable		11,383	13,294	1,998
Total current liabilities		1,447,128	503,997	75,752

Non-current deferred revenue		1,569,579	1,728,471	259,792
Other non-current liabilities		302,233	330,455	49,668
Deferred tax liabilities		21,423	20,985	3,154
Total liabilities		3,340,363	2,583,908	388,366

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

	March 31,	September 30,
	2017	2017	2017
	RMB	RMB	US$
EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 113,661,641 shares issued and 113,524,742 shares outstanding as of September 30, 2017	50	78	12
Additional paid-in capital	936,417	1,987,057	298,657
Treasury stock, at cost (March 31 and September 30, 2017: 136,899 shares, respectively)	(2,815)	(2,815)	(423)
Accumulated other comprehensive income/(loss)	24,428	(26,166)	(3,933)
Retained earnings	879,775	1,016,505	152,783
Total equity attributable to China Cord Blood Corporation	1,837,855	2,974,659	447,096

Non-controlling interests	4,694	6,620	995

Total equity	1,842,549	2,981,279	448,091

Total liabilities and equity	5,182,912	5,565,187	836,457

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Three months ended September 30,			Six months ended September 30,
	Note	2016	2017	2017	2016	2017	2017
		RMB	RMB	US$	RMB	RMB	US$

Revenues		184,140	234,572	35,257	357,092	458,794	68,958
Direct costs		(39,088)	(45,644)	(6,860)	(76,521)	(90,426)	(13,592)
Gross profit		145,052	188,928	28,397	280,571	368,368	55,366

Operating expenses
Research and development		(2,377)	(3,664)	(551)	(4,326)	(6,343)	(953)
Sales and marketing		(39,642)	(56,152)	(8,440)	(77,834)	(99,602)	(14,970)
General and administrative		(48,289)	(52,784)	(7,934)	(91,532)	(103,134)	(15,501)
Total operating expenses		(90,308)	(112,600)	(16,925)	(173,692)	(209,079)	(31,424)

Operating income		54,744	76,328	11,472	106,879	159,289	23,942

Other (expenses)/income, net
Interest income		4,438	5,790	870	8,715	10,617	1,596
Interest expense		(29,801)	—	—	(58,634)	(3,257)	(490)
Foreign currency exchange (losses)/gains		(15)	110	17	120	111	17
Others		576	993	149	728	2,142	322
Total other (expenses)/income, net		(24,802)	6,893	1,036	(49,071)	9,613	1,445

Income before income tax		29,942	83,221	12,508	57,808	168,902	25,387

Income tax expense	5	(12,639)	(14,525)	(2,183)	(24,315)	(30,246)	(4,547)
Net income		17,303	68,696	10,325	33,493	138,656	20,840
Net income attributable to non-controlling interests		(662)	(1,101)	(165)	(1,130)	(1,926)	(289)
Net income attributable to China Cord Blood Corporation’s shareholders		16,641	67,595	10,160	32,363	136,730	20,551

Earnings per share:
Attributable to ordinary shares	6
- Basic		0.22	0.60	0.09	0.44	1.22	0.18
- Diluted		0.22	0.60	0.09	0.44	1.22	0.18

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands)

	Three months ended September 30,			Six months ended September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(1,400)	(8,376)	(1,259)	(8,360)	(20,107)	(3,022)
- Unrealized holding losses in available-for-sale equity securities	(10,507)	(18,562)	(2,790)	(16,977)	(30,487)	(4,582)
Total other comprehensive losses	(11,907)	(26,938)	(4,049)	(25,337)	(50,594)	(7,604)
Comprehensive income	5,396	41,758	6,276	8,156	88,062	13,236

Comprehensive income attributable to non-controlling interests	(662)	(1,101)	(165)	(1,130)	(1,926)	(289)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	4,734	40,657	6,111	7,026	86,136	12,947

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

	China Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	shares	Amount	capital	shares	Amount	income/(loss)	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2017	73,140,147	50	936,417	(136,899)	(2,815)	24,428	879,775	4,694	1,842,549
Net income	—	—	—	—	—	—	136,730	1,926	138,656
Other comprehensive losses	—	—	—	—	—	(50,594)	—	—	(50,594)
Share-based compensation	—	—	16,508	—	—	—	—	—	16,508
Issuance of shares upon conversion of convertible notes	40,521,494	28	1,034,132	—	—	—	—	—	1,034,160
Balance as of September 30, 2017	113,661,641	78	1,987,057	(136,899)	(2,815)	(26,166)	1,016,505	6,620	2,981,279

Balance as of September 30, 2017 - US$		$12	$298,657		$(423)	$(3,933)	$152,783	$995	$448,091

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

	Six months ended September 30,
	2016	2017	2017
	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by operating activities	267,291	441,710	66,390

Cash flows from investing activities:
Purchase of property, plant and equipment	(18,279)	(22,045)	(3,313)
Proceeds from disposal of property, plant and equipment	153	28	4
Acquisition of available-for-sale equity securities	(66,154)	—	—
Net cash used in investing activities	(84,280)	(22,017)	(3,309)

Cash flows from financing activities:
Repayment of bank loan	(60,000)	—	—
Net cash used in financing activities	(60,000)	—	—

Effect of foreign currency exchange rate change on cash and cash equivalents	11,214	(2,677)	(402)

Net increase in cash and cash equivalents	134,225	417,016	62,679

Cash and cash equivalents at beginning of period	3,008,422	3,510,264	527,597

Cash and cash equivalents at end of period	3,142,647	3,927,280	590,276

Supplemental disclosures of cash flow information:
Cash paid for income taxes	23,504	32,390	4,868
Cash refund for income taxes	960	—	—
Cash paid for interest, net of capitalized interest	52,929	1,537	231

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                        Principal activities and basis of presentation

(a)                                Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of September 30, 2017, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

(b)                                Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of March 31, 2017 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2017 audited consolidated financial statements of the Company included in the Company’s annual report on Form 20-F for the year ended March 31, 2017.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2017, the results of operations for the three months and six months ended September 30, 2016 and 2017, and cash flows for the six months ended September 30, 2016 and 2017 have been made.

For the convenience of the readers, certain amounts as of and for the three months and six months ended September 30, 2017 included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.6533, being the spot exchange rate of U.S. dollars in effect on September 29, 2017 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2017 or at any other date.

2                                        Summary of significant accounting policies

(a)                                Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and a restricted share unit related variable interest entity in which the Company is the primary beneficiary. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company, are presented as non-controlling interests. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)                                Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of selling price for individual deliverables in multiple-element revenue arrangements, the estimated future number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the collectibility of accounts receivables, the realizability of inventories and deferred tax assets and the fair values of share-based compensation.

3                                        Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,	September 30,
	2017	2017	2017
	RMB	RMB	US$

Buildings	593,369	593,713	89,236
Leasehold improvements	14,864	14,864	2,234
Machineries	154,359	151,929	22,835
Motor vehicles	17,152	18,202	2,736
Furniture, fixtures and equipment	44,266	47,504	7,140
Construction-in-progress	2,806	3,947	593
	826,816	830,159	124,774
Less: Accumulated depreciation	(275,382)	(288,547)	(43,369)
Total property, plant and equipment, net	551,434	541,612	81,405

Depreciation expense related to property, plant and equipment for the three months ended September 30, 2016 and 2017 was RMB11,408 and RMB11,199 (US$1,683), respectively. Depreciation expense related to property, plant and equipment for the six months ended September 30, 2016 and 2017 was RMB22,837 and RMB22,796 (US$3,426), respectively.

4                                        Convertible notes

On April 27 and October 3, 2012, the Company completed the sale of US$65,000 and US$50,000 in aggregate principal amount of 7% senior unsecured convertible notes to Brilliant China Healthcare Investment Limited (formerly known as KKR China Healthcare Investment Limited) (“BCHIL”) (the “KKR Notes”) and Golden Meditech (the “GM Notes,” and collectively the “Notes”), respectively. The GM Notes were subsequently sold to Cordlife Group Limited and Magnum Opus International Holdings Limited in November 2014. In May 2015, Golden Meditech initiated a series of agreements and transactions to acquire US$115,000 in aggregate principal amount of the Notes. As of January 2016, Golden Meditech, through its wholly owned subsidiary, Golden Meditech Stem Cells (BVI) Company Limited (“GMSC”) became the owner of the Notes.

In April 2017, GMSC exercised the conversion of the Notes of US$115,000 at a conversion price of US$2.838 per share, which resulted in the issuance of 40,521,494 ordinary shares of the Company. Subsequent to such conversion, the Company has no outstanding convertible notes.

The carrying amounts of the Notes, net are summarized in the following table:

	March 31,	September 30,
	2017	2017	2017
	RMB	RMB	US$

Principal amount of the KKR Notes	449,608	—	—
Principal amount of the GM Notes	345,852	—	—
Cumulative interest payable	236,389	—	—
Less: Unamortized debt issuance costs	(695)	—	—
Total convertible notes, net	1,031,154	—	—

The Company accrued interest on the Notes based on the guaranteed 12% internal rate of return per annum. The difference between the accrued interest rate of 12% and the coupon rate of 7% of the Notes is recorded in convertible notes in the consolidated balance sheet as of March 31, 2017. Debt issuance costs in connection with the issuance of convertible notes are amortized from the date the Notes were issued to the earliest date the holders of the Notes can demand payment, which is five years. Upon the conversion of the Notes, the carrying value of the Notes (net of the cost of shares issued) were credited to additional paid-in capital.

Interest relating to the Notes was recognized as follows:

	Three months ended September 30,			Six months ended September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$

KKR Notes interest incurred	16,343	—	—	31,905	1,454	219
GM Notes interest incurred	11,846	—	—	23,320	1,113	167
Amortization of debt issuance costs	986	—	—	1,941	690	104
Total interest expense	29,175	—	—	57,166	3,257	490

5                                        Income tax

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In January 2015, Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016. Beijing Jiachenhong is in the process of reapplication for its HNTE status which will enable it to the preferential income tax rate of 15% from January 1, 2017 to December 31, 2019.

In April 2014, Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2013 to December 31, 2015. In March 2017, Guangzhou Nuoya received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2016 to December 31, 2018.

In January 2016, Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”) received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2015 to December 31, 2017.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of March 31, 2016, the Company has provided aggregated amount of RMB14,300 for withholding income tax on a portion of the undistributed earnings of its PRC subsidiaries according to management’s reinvestment plan. No income taxes were provided for the remaining undistributed earnings which are intended to be reinvested indefinitely in the PRC. During the year ended March 31, 2017, a reversal of withholding income tax of RMB14,300 was made due to the change in management’s future reinvestment plan as all undistributed earnings of the Company’s PRC subsidiaries are intended to be reinvested indefinitely in the PRC in the foreseeable future. As of September 30, 2017, such undistributed earnings that may be subject to the withholding tax amounted to RMB1,797,239 (US$270,128) and the related unrecognized deferred tax liability was RMB179,724 (US$27,013).

The Company’s effective income tax rates for the three months ended September 30, 2016 and 2017 were 42.2% and 17.5%, and were 42.1% and 17.9% for the six months ended September 30, 2016 and 2017, respectively. The effective income tax rates for the three months and six months ended September 30, 2016 and 2017 differ from the PRC statutory income tax rate of 25% primarily due to the effect of withholding tax and the effect of non-PRC entities not being subject to income tax, which is offset by the effect of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou’s preferential tax treatments.

As of and for the three months and six months ended September 30, 2017, the Company did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

6                                        Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months and six months ended September 30, 2016 and 2017 respectively:

		Three months ended September 30,
	Note	2016	2017	2017
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		16,641	67,595	10,160
Earnings allocated to participating convertible notes	(i)	—	—	—
Net income for basic and diluted net income per share		16,641	67,595	10,160

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	113,524,742	113,524,742

Earnings per share
- Basic		0.22	0.60	0.09
- Diluted	(ii)	0.22	0.60	0.09

		Six months ended September 30,
	Note	2016	2017	2017
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		32,363	136,730	20,551
Earnings allocated to participating convertible notes	(i)	—	—	—
Net income for basic and diluted net income per share		32,363	136,730	20,551

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	112,196,168	112,196,168

Earnings per share
- Basic		0.44	1.22	0.18
- Diluted	(ii)	0.44	1.22	0.18

Notes:

(i)                         The outstanding convertible notes provide the holders with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company’s shareholders is reduced by such allocated earnings to participating convertible notes for each reporting period in both basic and diluted net income per share computation. For the three months ended September 30, 2016 and six months ended September 30, 2016 and 2017, as there was no excess cash dividend, no earnings were allocated to participating convertible notes. There was no such participating right effect for the three months ended September 30, 2017 as all outstanding convertible notes were fully converted in April 2017.

(ii)                      During the three months ended September 30, 2016 and six months ended September 30, 2016 and 2017, the Company had potentially dilutive ordinary shares of 40,521,494 representing shares issuable upon conversion of the outstanding convertible notes (Note 4). Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

Other Events

On November 20, 2017, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2017. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1 *	Press Release, dated November 20, 2017
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: December 6, 2017